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           1600 Market Street
           Philadelphia, PA 19103-7212




                        Independent Accountant's Report

We have examined management's assertion about Electronic Data Systems Corporation-Consumer Asset Management Division's (the Division's) compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS
(USAP) as of, and for the period ending, December 31, 1995 included in the accompanying management assertion. Management is responsible for the Division's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the Division's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Division's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Division's compliance with the minimum servicing standards.

In our opinion, management's assertion that Division complied with the aforementioned minimum servicing standards as of and for the period ending
December  31,  1995   is   fairly   stated,   in   all    material     respects.


/s/KPMG Peat Marwick LLP


Philadelphia, PA
April 17, 1996